February 19, 2025

Mitchell Mechigian
Chief Executive Officer
Fifth Era Acquisition Corp I
PO Box 1093 Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

       Re: Fifth Era Acquisition Corp I
           Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284616
Dear Mitchell Mechigian:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 Filed January 31, 2025
Cover Page

1. We note your response to prior comment 1. However, as your disclosure on page 20 indicates, to the extent you increase the size of the offering, you will take action to maintain the ownership of founder shares at 25% of your issued and outstanding ordinary shares upon consummation of this offering. Should the offering size be increased, it is unclear how this would not result in an issuance of additional securities to your sponsor based on the provisions of the founder shares. Accordingly, please describe that this may result in the potential issuance of additional securities on the cover page pursuant to Item 1602(a)(3). Further, it is unclear how such an increase in the offering size and action taken to maintain ownership would not result in additional dilution to public shareholders. In this regard, we note the table on page 101 reflects a difference, at certain redemption levels, in the amount of dilution to public
 February 19, 2025
Page 2

       shareholders based on whether or not the overallotment option is exercised, which suggests there may be additional dilution depending on the extent of the change in the offering size. Please advise or revise.
Use of Proceeds, page 96

2. Reference is made to note (5), which represents the estimate for office space and administrative support for twelve months. On page 12, you disclose that the office space and administrative support is estimated to be $25,000 per month. As a result, a twelve month estimate of such amounts would be approximately $300,000 instead of
       $180,000. Please clarify and/or revise accordingly to ensure the amounts are disclosed consistently throughout your prospectus, including the details of your payment on page 98 and 108.
Exhibits

3.     We note the legal opinion from your Cayman Islands counsel, filed as exhibit 5.2, has
       a number of inappropriate assumptions. For example, in reference to paragraphs 2.8 and 2.10, it is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. Please request counsel revises the opinion to remove all inappropriate assumptions. For guidance, please refer to Section
       II.B.3. of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.